UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

BEST Inc.
(Name of Issuer)

Class A ordinary shares, US$0.01 par value per share
(Title of Class of Securities)

08653C106(1)
(CUSIP Number)

December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing one Class A ordinary share.

SCHEDULE 13G

CUSIP No. 08653C106(2)

1	Names of Reporting Persons
Shao-Ning Johnny Chou
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
49,043,458(3)
	6	Shared Voting Power
0
	7	Sole Dispositive Power
49,043,458(3)
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
49,043,458(3)
10	Check if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
16.1%* of Class A ordinary shares (representing 12.3%(4) of the total issued and outstanding ordinary shares of the Issuer)
12	Type of Reporting Person (See Instructions)
IN

(2) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing one Class A ordinary share.

(3) Consists of (a) 47,790,698 Class C ordinary shares, each of which is convertible into one Class A ordinary share at any time by Mr. Shao-Ning Johnny Chou (“Mr. Chou”), (b) 702,760 Class A ordinary shares acquired by Mr. Chou pursuant to the terms of restricted share units granted to him under the Issuer’s 2017 Equity Incentive Plan (the “2017 Plan”), and (c) 550,000 Class A ordinary shares that Mr. Chou has the right to acquire within 60 days after December 31, 2022 pursuant to the terms of restricted share units granted to him under the 2017 Plan.

(4) This shareholding percentage is calculated using 398,767,159 ordinary shares as the denominator, which is equal to the sum of (a) the total number of issued and outstanding ordinary shares of all classes of the Issuer, including (i) 255,648,452 Class A ordinary shares, (ii) 94,075,249 Class B ordinary shares, and (iii) 47,790,698 Class C ordinary shares, as of November 17, 2022, the date of the Issuer’s earnings release for the third quarter of fiscal year 2022, which was reported on the Issuer’s current report on Form 6-K furnished on November 18, 2022, (b) 702,760 Class A ordinary shares acquired by Mr. Chou pursuant to the terms of the restricted share units granted to him under the 2017 Plan, and (c) 550,000 Class A ordinary shares that Mr. Chou has the right to acquire within 60 days after December 31, 2022 pursuant to the terms of the restricted share units granted to him under the 2017 Plan.

*	Unless otherwise noted, the shareholding percentages with respect to the Issuer’s Class A ordinary shares as used in this Schedule 13G are calculated using 304,691,910 Class A ordinary shares as the denominator, which is equal to the sum of (a) 255,648,452 Class A ordinary shares of the Issuer issued and outstanding as of November 17, 2022, the date of the Issuer’s earnings release for the third quarter of fiscal year 2022, which was reported on the Issuer’s current report on Form 6-K furnished on November 18, 2022, (b) 47,790,698 Class A ordinary shares assumed to be converted from all Class C ordinary shares beneficially owned by Mr. Chou at a conversion rate of 1:1, (c) 702,760 Class A ordinary shares acquired by Mr. Chou pursuant to the terms of the restricted share units granted to him under the 2017 Plan, and (d) 550,000 Class A ordinary shares that Mr. Chou has the right to acquire within 60 days after December 31, 2022 pursuant to the terms of the restricted share units granted to him under the 2017 Plan. Beneficial ownership information is presented as of December 31, 2022.

Item	1.

(a)	Name of Issuer: BEST Inc.

(b)	Address of Issuer’s Principal Executive Offices:

2nd Floor, Block A, Huaxing Modern Industry Park

No. 18 Tangmiao Road, Xihu District, Hangzhou

Zhejiang Province 310013

People’s Republic of China

Item 2.

(a)	Name of Person Filing: Shao-Ning Johnny Chou

(b)	Address of Principal Business Office or, if None, Residence: c/o BEST Inc., 2nd Floor, Block A, Huaxing Modern Industry Park, No. 18 Tangmiao Road, Xihu District, Hangzhou, Zhejiang Province 310013, People's Republic of China

(c)	Citizenship: United States of America

(d)	Title and Class of Securities: Class A ordinary shares, US$0.01 par value per share

(e)	CUSIP No.: 08653C106(5)

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

(5) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing one Class A ordinary share.

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

Mr. Shao-Ning Johnny Chou beneficially owns (a) 47,790,698 Class C ordinary shares issued by BEST Inc. (the “Issuer”), (b) 702,760 Class A ordinary shares that he acquired pursuant to the terms of restricted share units granted to him under the Issuer’s 2017 Equity Incentive Plan (the “2017 Plan”), and (c) 550,000 Class A ordinary shares that he has the right to acquire within 60 days after December 31, 2022 pursuant to the terms of restricted share units granted to him under the 2017 Plan.

Convertibility of Class C ordinary shares into Class A ordinary shares

Each Class C ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class C ordinary shares under any circumstances.

Voting and Dispositive Power

By virtue of his beneficial ownership of Class A and Class C ordinary shares as specified in the first paragraph under this Item 4, Mr. Chou may be deemed to beneficially own in aggregate 49,043,458, or 16.1%, of the Issuer’s Class A ordinary shares (representing 12.3%(6) of the total issued and outstanding ordinary shares of the Issuer), assuming only the conversion of all Class C ordinary shares beneficially owned by him. Mr. Chou may thereby be deemed to have sole voting and dispositive power over more than five percent of the Issuer’s Class A ordinary shares.

Each Class A ordinary share is entitled to one vote, each Class B ordinary share is entitled to 15 votes, and each Class C ordinary share is entitled to 30 votes at general meetings of the Issuer’s shareholders. The Class A and Class C ordinary shares beneficially owned by Mr. Chou represent 46.3% of the aggregate voting power of the Issuer’s issued and outstanding share capital.

Calculations

Unless otherwise noted, the shareholding percentages with respect to Class A ordinary shares as used in this Schedule 13G are calculated using 304,691,910 Class A ordinary shares as the denominator, which is equal to the sum of (a) 255,648,452 Class A ordinary shares of the Issuer issued and outstanding as of November 17, 2022, the date of the Issuer’s earnings release for the third quarter of fiscal year 2022, which was reported on the Issuer’s current report on Form 6-K furnished on November 18, 2022, (b) 47,790,698 Class A ordinary shares assumed to be converted from all Class C ordinary shares beneficially owned by Mr. Chou at a conversion rate of 1:1, (c) 702,760 Class A ordinary shares acquired by Mr. Chou pursuant to the terms of the restricted share units granted to him under the 2017 Plan, and (d) 550,000 Class A ordinary shares that Mr. Chou has the right to acquire within 60 days after December 31, 2022 pursuant to the terms of the restricted share units granted to him under the 2017 Plan. Beneficial ownership information is presented as of December 31, 2022.

(6) This shareholding percentage is calculated using 398,767,159 ordinary shares as the denominator, which is equal to the sum of (a) the total number of issued and outstanding ordinary shares of all classes of the Issuer, including (i) 255,648,452 Class A ordinary shares, (ii) 94,075,249 Class B ordinary shares, and (iii) 47,790,698 Class C ordinary shares, as of November 17, 2022, the date of the Issuer’s earnings release for the third quarter of fiscal year 2022, which was reported on the Issuer’s current report on Form 6-K furnished on November 18, 2022, (b) 702,760 Class A ordinary shares acquired by Mr. Chou pursuant to the terms of the restricted share units granted to him under the 2017 Plan, and (c) 550,000 Class A ordinary shares that Mr. Chou has the right to acquire within 60 days after December 31, 2022 pursuant to the terms of the restricted share units granted to him under the 2017 Plan.

(a)	Amount Beneficially Owned: 49,043,458

(b)	Percent of Class: 16.1%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 49,043,458

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 49,043,458

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2023

By:	/s/ Shao-Ning Johnny Chou
Shao-Ning Johnny Chou

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